Exhibit 12.1

Momenta Pharmaceuticals Inc.
Ratio of Earnings to Fixed Charges	*** All data (except ratio) are in thousands.

	Year Ended December 31,
	2014	2013	2012	2011	2010

Net Income (Loss)	(98,600)	(108,408)	(58,648)	180,356	37,290
Add: Fixed Charges	1,081	831	700	533	685
Net Income (Loss) As Adjusted	(97,519)	(107,577)	(57,948)	180,889	37,975

Interest Expense	—	—	—	91	329
Estimate of Interest Included in Rental Expense	1,081	831	700	442	356
Total Fixed Charge	1,081	831	700	533	685

Ratio of Earnings to fixed charges	*	*	*	339x	55x

Deficiency of earnings to fixed charges	(98,600)	(108,408)	(58,648)

* Less than one to one coverage